SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 27, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI Completes its Offer for Cognicase

Montreal, Quebec, January 27, 2003 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced today that an additional 4,898,473 common shares of Cognicase Inc. (Cognicase) were deposited by shareholders of Cognicase at or prior to midnight on January 24, 2003, being the expiry time of the offer made by CGI on December 6, 2002, as amended and extended, to acquire all of the outstanding common shares of Cognicase (the “Offer”).

On January 24, 2003, CGI informed Computershare Trust Company of Canada, the depositary under the Offer, that it would take-up all the additional common shares of Cognicase validly deposited and not withdrawn under the Offer at or prior to midnight on January 24, 2003, and that it had made appropriate arrangements for the pro-ration and subsequent payment of such common shares to occur on January 30, 2003. Including the common shares of Cognicase taken-up by CGI on January 13, 2003, the total number of common shares of Cognicase deposited under the Offer amounts to approximately 96.7% of all outstanding common shares of Cognicase.

Today, CGI will send to all dissenting shareholders of Cognicase a prescribed notice to acquire, pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act, all the outstanding common shares of Cognicase not deposited under the Offer on the same terms and for the same consideration as those common shares deposited under the Offer.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 16,000 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

For more information

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 27, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary